

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 31, 2016

Ms. Marcy D. Mutch
Executive Vice President and
Chief Financial Officer
First Interstate BancSystem, Inc.
401 North 31st Street
Billings, MT 59116

> Re: **First Interstate BancSystem, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 1, 2016**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 4, 2016**
> **File No. 001-34653**

Dear Ms. Mutch:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel
Office of Financial Services